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FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 30, 2004

SR Telecom Inc. (Translation of registrant’s name into English)

Corporate Head Office 8150 Trans-Canada Hwy, Montreal, Qc H4S 1M5, (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pierre St-Arnaud (Registrant)

By: /s/ Pierre St-Arnaud (Signature)*

Date: January 30, 2004

* Print the name and title of the signing officer under his signature.

News Release
www.srtelecom.com

For more information:

David Adams (Senior Vice-President, Finance and CFO)	Scott Lawrence (Maison Brison)
(514) 335-4035	(514) 731-0000
davidl_adams@srtelecom.com	scott@maisonbrison.com

SR Telecom’s angel Selected for Broadband Network in the Philippines New airstar orders also received from Indonesia

MONTREAL, January 30, 2004 -SR TelecomTM Inc. (TSX: SRX; Nasdaq: SRXA) today announced that Bell Telecommunication Philippines Inc. (Belltel), a full-service telecommunications provider in the Philippines, has selected the angelTM fixed wireless access system for a voice and broadband Internet project in Manila. This is the first commercial deployment of the angel platform in the Philippines.

Deployed as an integral part of Belltel’s iDirect service, the angel product will provide bundled data services, high-speed Internet access and carrier-class voice services to Belltel’s large customer base in the business and high-end residential sectors in Manila.

“While we have been very active in the Philippines for many years, this project represents a contract win with a new customer, Belltel, and a first for angel in the Philippines. We are pleased with the confidence Belltel has placed in SR Telecom and look forward to advancing what we expect will be a very extensive infrastructure project,” said Claude Giguere, SR Telecom’s Senior Vice-President, Sales.

“We are also particularly encouraged by the renewed vigor in our sector of the telecommunications industry. In the last few months we have seen a marked increase in bidding activity for fixed wireless access projects, particularly in the broadband segment,” concluded Mr. Giguere.

SR Telecom also announced that it has received additional airstar orders from PT Aplikanusa Lintasarta, the largest data and corporate network communications provider in Indonesia. Lintasarta selected theairstar system in September 2003 to provide ATM, frame relay and clear channel services to its customers in the Java, Kalimantan and Sulawesi regions of Indonesia. This is the third add-on order for the project.

About angel

angel’s non-line-of-sight (NLOS) technology makes many of the benefits of next-generation broadband wireless available today - enabling large-scale deployments with significantly less spectrum than most other technologies. Developed in close collaboration with a large service provider, angel delivers DSL-like data rates, large cell sizes, carrier-class voice with efficient handling of V.90 modems and field-proven performance. Additionally, angel’s extensive network management capabilities have been carefully designed to optimize deployability and operability. Using Orthogonal Frequency Division Multiplexing (OFDM), angel is one of the most robust and versatile NLOS solutions available today. angel boosts subscriber coverage to levels that can exceed 95% and is cost effective in both large and small applications.

About airstar

With product availability at 3.5, 10.5, 26 and 28 GHz, airstar addresses the needs of operators and carriers who offer metropolitan broadband connectivity services. airstar’s intelligent ATM-based technology optimizes spectrum use through packet-based dynamic bandwidth allocation, enabling it to handle a wide variety of services and provide on-demand bandwidth quickly, reliably and economically. airstar is also used for cellular transmission infrastructure applications, and is deployed in Europe, Asia, Latin America, the Middle East and North America.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	1

About SR Telecom

SR TELECOM (TSX: SRX, Nasdaq: SRXA) is a world leader and innovator in Fixed Wireless Access technology, which links end-users to networks using wireless transmissions. SR Telecom’s solutions include equipment, network planning, project management, installation and maintenance services. The Company offers one of the industry’s broadest portfolios of fixed wireless products, designed to enable carriers and service providers to rapidly deploy high-quality voice, high-speed data and broadband applications. These products, which are used in over 120 countries, are among the most advanced and reliable available today.

FORWARD-LOOKING STATEMENTS

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management’s best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company’s products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM, ANGEL and AIRSTAR are trademarks of SR Telecom Inc. All rights reserved 2004. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	2